As filed with the Securities and
Exchange Commission on May 26, 2005.                 Registration No. 333-117904

      =====================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                -------------------------------------------------
                                 Amendment No.1
                                       to
                                    Form F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          GRUPO FINANCIERO GALICIA S.A.
             (Exact name of Registrant as specified in its charter)
                             GALICIA FINANCIAL GROUP
                 (Translation of Registrant's name into English)

                           Argentina                                                Not Applicable
(State or other jurisdiction of incorporation or organization)           (I.R.S. Employer Identification No.)

                          Tte. Gral. Juan D. Peron 456
                        C1038 AAJ-Buenos Aires, Argentina
                               + (54-11) 4343-7528
   (Address and telephone number of Registrant's principal executive offices)

                -------------------------------------------------
                                  Gloria Moreno
                               61-21 138th Street
                               Flushing, NY 11367
                                 (718) 461-7834
           (Name, address, and telephone number of agent for service)

                -------------------------------------------------
                                   Copies to:
                                Kevin Keogh, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                -------------------------------------------------
     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /_/
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
     If delivery of the prospectus is to be made pursuant to Rule 434, please check the following box. /_/

                -------------------------------------------------

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

                          GRUPO FINANCIERO GALICIA S.A.

                            1,327,496 Class B Shares
                            ------------------------

     This prospectus is part of a registration statement that covers our class B shares, Ps.1.00 par value. These shares may be offered and sold from time to time by certain of the holders of our class B shares (the "selling shareholders") who are named in this prospectus or in a prospectus supplement to resell their class B shares. We will not receive any of the proceeds from the sale of the class B shares by any of the selling shareholders. We will bear the costs relating to the registration of the class B shares.

     The selling shareholders may offer their class B shares through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. They may sell in ordinary brokerage transactions, in block transactions, in privately negotiated transactions pursuant to Rule 144 under the Securities Act of 1933 or otherwise. If the holders sell through brokers, they expect to pay customary brokerage commissions and charges.

     Our American depository shares, each representing ten class B shares, are quoted on the Nasdaq SmallCap Market under the symbol "GGAL." The last reported sales price of our ADSs on May 25, 2005 was $8.19 per ADS.

                            -------------------------

         Investing in the class B shares involves risks. See "Risk Factors" beginning on page 2.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            -------------------------

                   The date of this prospectus is May 31, 2005

                                Table of Contents


Notice to Investors...........................................................ii

Where You Can Find More Information...........................................ii

Incorporation of Certain Documents by Reference..............................iii

Summary........................................................................1

The Company....................................................................1

Banco Galicia's Foreign Debt Restructuring.....................................1

Risk Factors...................................................................2

Use of Proceeds...............................................................17

Price Range of Common Stock and Dividends.....................................17

Description of Our ADSs.......................................................21

Selling Shareholders..........................................................28

Plan of Distribution..........................................................30

Validity of the Securities....................................................32

Experts.......................................................................32

Enforceability................................................................33

                              Notice to Investors

     As used in this prospectus, the terms "Grupo Galicia," "Company," "we," "our" and "us" refer to Grupo Financiero Galicia S.A., except where the context otherwise requires or as otherwise indicated.

     We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement.

     This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

     You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

                       Where You Can Find More Information

     We file annual reports and other information with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The registration statement of which this prospectus forms a part and these reports and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

     We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to this offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the attached exhibits thereto.

     The SEC maintains a website on the internet at http://www.sec.gov that contains reports and other information regarding us. The reports and other information about us can be downloaded from the SEC's website and can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                 Incorporation of Certain Documents by Reference

     We are "incorporating by reference" information that we file with the SEC, which means that we can disclose important information to investors by referring investors to those documents. The information incorporated by reference or deemed incorporated by reference is an important part of this prospectus and information that we file later with the SEC will be deemed to automatically update and supersede this incorporated information. We incorporate by reference our annual report on Form 20-F for the year ended December 31, 2004, which contains a description of the class B shares, our current report on Form 6-K containing our unaudited consolidated financial results for our fiscal quarter ended March 31, 2005, filed on May 26, 2005, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, including all future annual reports on Form 20-F filed by us, until the offering of the class B shares by this prospectus has been completed.

     Investors can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

     Grupo Financiero Galicia S.A.
     Tte. Gral. Juan D. Peron 456
     C1038 AAJ-Buenos Aires, Argentina
     Attention:  Enrique Pedemonte
     Telephone:  011-5411-4-343-7528, extension 104

     You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus is distributed. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. You should read all information supplementing this prospectus.

                                     Summary

The Company

     We are a financial services holding company whose corporate purpose is exclusively related to financial services and investment. Banco de Galicia y Buenos Aires S.A., which we refer to as "Banco Galicia" or the "Bank", our 93.59%, as of Decemer 31, 2004, subsidiary, carries out substantially all of our operating activities. Under our bylaws, we may not carry out transactions described in the Ley de Entidades Financieras (Financial Entities Law). Therefore, it is not our intention to compete with Banco Galicia. Rather, we seek to broaden and complement Banco Galicia's operations and businesses through holdings in companies and undertakings whose objectives are related to financial activities. Consequently, we operate in financial and related activities that Banco Galicia cannot carry out or in which it can only participate in a limited way or in those activities that would not be profitable for Banco Galicia due to current regulations.

     Our principal executive offices are located at Teniente General Juan D. Peron 456, Second Floor, (C1038AAJ) Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.

Banco Galicia's Foreign Debt Restructuring

     On May 18, 2004, Banco Galicia successfully closed the restructuring of $1,320.9 million of its foreign debt, representing 98.2% of the foreign debt eligible for restructuring. As part of the restructuring, we issued in a private placement transaction convertible preferred shares to certain creditors in the United States of Banco Galicia who elected to exchange a portion of the outstanding debt of Banco Galicia held by them for our convertible preferred shares. The convertible preferred shares converted into our class B shares on a one-for-one basis on May 13, 2005, the first anniversary of their issuance.

     As part of the restructuring, we agreed with the creditors in the United States electing to receive our convertible preferred shares to register for public resale the class B shares into which the preferred shares converted. This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the SEC, to satisfy our obligations to the recipients of the convertible preferred shares in the restructuring. Accordingly, this prospectus covers the public resale by the selling shareholders in the United States of our class B shares issued upon conversion of our convertible preferred shares.

                                  Risk Factors

     You should carefully consider the risks described below in addition to the other information contained in this prospectus and the documents incorporated by reference in this prospectus. We also may face risks and uncertainties that are not presently known to us or that we currently deem immaterial, which may impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States and certain other markets.

Risk Factors Relating to Grupo Galicia

We are a holding company, and our ability to pay cash dividends depends on the profitability of our subsidiaries

     We are a holding company, and as such we conduct all of our operations through our subsidiaries. As a holding company, we expect dividends or other intercompany transfers of funds from our subsidiaries to be our primary source of funds to pay our expenses and dividends. Banco Galicia is our most significant subsidiary. As of December 31, 2004, Banco Galicia accounted for 99.2% of our consolidated assets and 98.9% of our consolidated net loss. While we do not anticipate conducting operations at our level, any expenses we incur, in excess of minimum levels, will reduce amounts available to be distributed to our shareholders. The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and may be restricted by, among other things, applicable corporate and other laws and regulations and agreements of our subsidiaries. In addition, our ability to pay dividends will be subject to legal and other requirements at our level.

     During 2004, 2003 and 2002 we did not receive any dividends from Banco Galicia. In addition, Banco Galicia is prohibited from paying any cash dividends or making any advances, loans or capital contributions to us, its other affiliates or subsidiaries for so long as amounts are due to the Argentine Central Bank for financial assistance previously received by Banco Galicia. Furthermore, Banco Galicia is restricted from paying dividends as under Argentine Central Bank regulations it must reduce its retained earnings available to be distributed as cash dividends by the difference between the market value and the carrying value of the Compensatory and Hedge bonds, after netting the legal reserve and other reserves established by Banco Galicia's bylaws. Consequently, our ability to distribute cash dividends to our shareholders has been, and continues to be, materially and adversely affected.

     Last, the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring limit its ability to pay dividends on its capital stock. See Item 8. "Financial Information--Dividend Policy and
Dividends--Dividend Policy" in the annual report incorporated by reference in this prospectus.

We may operate finance-related businesses that have little or no regulatory supervision

     We may operate finance-related businesses outside of Banco Galicia that are not regulated by the Argentine Central Bank. These businesses will be subject only to those regulatory limitations that may be applicable to them. We cannot assure you that we will not enter into businesses that have little or no regulatory supervision or that entail greater risks than our existing businesses.

We are subject to corporate disclosure and accounting standards that may limit the information available to our shareholders

     A principal objective of the securities laws of the United States, Argentina and other countries is to promote full and fair disclosure of all material information of companies issuing securities. However, there may be less publicly available information about us than is regularly published by or about listed companies in certain countries with highly developed capital markets, such as the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), the periodic disclosure required of non-U.S. issuers under the U.S. Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Furthermore, Grupo Galicia is not required to comply with the U.S. Securities and Exchange Commission ("SEC") proxy rules in connection with shareholders' meetings.

     We maintain our financial books and records in pesos and prepare our financial statements in conformity with Argentine Banking GAAP, which differs in certain respects from Argentine GAAP and U.S. GAAP.

     See Item 5. "Operating and Financial Review and Prospects--Item 5A. Operating Results--U.S. GAAP and Argentine Banking GAAP Reconciliation" and note 41 to our consolidated audited financial statements in the annual report incorporated by reference in this prospectus for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP.

     For a description of the differences between Argentine and Nasdaq corporate governance requirements, see Item 6. "Directors, Senior Management and Employees--Nasdaq Corporate Governance Standards" in the annual report incorporated by reference in this prospectus.

Our shareholders may be subject to liability for certain votes of their securities

     Shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us. Also, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or our bylaws may be held liable for damages to us or to other third parties, including other shareholders.

U.S. holders of our class B shares may not be able to exercise preemptive and accretion rights

     Under Argentine law, holders of our class B shares have preemptive and accretion rights with respect to those shares (including shares underlying our ADSs). United States holders of our class B shares may not be able to exercise those rights unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those rights or the shares related to those rights. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available. Unless those shares are registered or an exemption from registration applies, a United States holder of class B shares (including those underlying our ADSs) may receive only the net proceeds from those preemptive rights if those rights can be sold.

Risk Factors Relating to Argentina

     Substantially all of our operations, property and customers are located in Argentina. Accordingly, the quality of our loan portfolio and our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States and certain other markets.

The current growth and stabilization may not be sustainable, which could adversely affect the economy, the financial system and our prospects

     During 2001 and 2002, Argentina went through a period of great political, economic and social instability, which led to the early resignation of the President in office in December 2001, a significant fall in economic activity, a banking crisis, the default on part of Argentina's sovereign debt, the devaluation of the Argentine peso in January 2002 and high inflation. In early 2002, the Argentine government undertook a number of far-reaching initiatives that radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina for all sectors of activity, including the financial sector. The impact of the crisis and these measures on the Argentine economy was significant and remains uncertain in the long run.

     If the current administration is not capable of implementing economic policies needed to turn the economic growth Argentina is experiencing into sustainable development in the long run, or if it is not capable of keeping inflation under control, there is considerable risk that political and economic instability will increase. This would likely have a negative impact on the Argentine economy and on the financial system, including us and Banco Galicia. In addition, we cannot assure you that the economy will not suffer additional shocks, especially if political pressure in Argentina inhibits the implementation of economic policies designed to generate growth and enhance consumer and investor confidence, while keeping inflation under control.

Argentina's failure to reach an agreement with the IMF could prevent economic growth, which would adversely affect the economy, the financial system and our prospects

     Although Argentina did not default on its debt with multilateral agency creditors, during most of 2002 and 2003, numerous rounds of negotiations with the International Monetary Fund (the "IMF") were necessary for Argentina to reach a medium-term agreement with the IMF and the medium-term refinancing of its debt with the IMF in 2003.

     Conversations between Argentina and the IMF to review the country's performance and set new performance criteria for the next years were suspended in the second half of 2004, until the completion of the foreign debt restructuring. The exchange offer to restructure Argentina's defaulted sovereign foreign debt closed in February 25, 2005, with a 76% creditor participation, but settlement of the offer did not commence until May 24, 2005 and is currently pending due to legal actions raised by creditors that did not participate in the offer. And, while the IMF has seen the 76% creditor participation as an important step, it has expressed the view that Argentina should now formulate a strategy to address the issue of remaining arrears. There are other issues such as the renegotiation of utility tariffs and the monetary and fiscal policy targets, among others, upon which the IMF and the Argentine government do not or may not agree.

     Currently Argentina has limited access to the foreign capital markets and depends on the IMF and other multilateral lending as its main source of foreign capital. Consequently, if Argentina fails to reach an agreement with the IMF, the IMF could decrease its lending to Argentina while other multilateral financial institutions lending is conditioned to the reaching of an agreement with the former. This would have a negative impact on Argentina's economic prospects and on our and Banco Galicia's prospects.

     In addition, Argentina's economic growth in the long run is dependent, among others, on it regaining access to the voluntary international capital markets and to foreign direct investment. In general, Argentina's access to the voluntary international capital markets and to foreign direct investment are viewed as dependent on the satisfactory resolution of pending issues with the IMF. If such issues are not resolved, there is considerable risk that Argentina would lack the sources of capital needed to sustain economic growth and poor economic growth would likely trigger political and economic instability. This would negatively affect our and Banco Galicia's prospects.

     If the inability of the Argentine government and the private sector to access foreign financing continues, the fiscal situation of the country could be severely affected, undermining the ability of the government to implement adequate economic policies (including structural reforms) and preventing the private sector from reembarking on a positive investment cycle. If economic growth fails to materialize in the medium and long term, political and economic volatility are likely to recur. This would most likely negatively and materially impact the different entities operating in Argentina, including the financial system, us and Banco Galicia.

Inflation may rise from current levels and undermine the economy

     In the first four months of 2005 consumer prices increased 4.53% and wholesale prices increased 3.61%.

     In the past, inflation has materially undermined the Argentine economy and the government's ability to create conditions that would permit economic growth. In addition, high inflation or high volatility in inflation rates would negatively and materially affect the business volume of the financial system and preclude it from resuming financial intermediation activities. This could be expected in turn to negatively affect the level of economic activity and employment. High inflation would also undermine Argentina's foreign competitiveness by diluting the positive effects of the peso devaluation, with the same negative effects on the level of economic activity and employment. All these effects would have a negative impact on our business. We cannot assure you that higher rates of inflation will not negatively affect the Argentine economy in the future.

Argentina's economy and its real, financial and securities market remain vulnerable to external shocks which could have an adverse effect on the country's economic growth and on our prospects

     Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions vary from country to country, investors' reactions to the events occurring in one country may substantially affect capital flows into and securities from issuers in other similar countries, including Argentina. Lower capital inflows and falling securities prices negatively affect the real economy through higher interest rates or currency volatility.

     In the past, Argentina's economy has been adversely affected by economic developments in other emerging market countries. Among others, the political and economic events that occurred in Mexico in 1994 and the collapse of several Asian economies between 1997 and 1998, to cite two well-known emerging market downturns of the 1990s, adversely impacted the Argentine economy. These and similar developments can be expected to affect the Argentine economy in the future. We cannot assure you that Argentina's economy will not be adversely impacted by events affecting other emerging markets.

     In addition, Argentina may also be affected by economic conditions of major trade partners, such as Brazil, or countries with developed economies, such as the United States, that are significant trade partners and/or have influence over world economic cycles. For instance, if interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. If these countries are also Argentina's trade partners, the negative effect would be increased, through a decrease in Argentine exports. We cannot assure you that events affecting other markets will not have an adverse effect on Argentina's growth.

A decline in international prices for Argentina's main commodity exports could have an adverse effect on Argentina's economic growth and on our prospects

     Argentina's financial recovery from the 2001-2002 crisis has been significantly assisted by the increase in prices for Argentina's main commodity exports, such as soy. These high commodity prices have contributed to the increase in Argentine exports since the third quarter of 2002 and to high government revenues from taxes on exports which were introduced in 2002. While still historically at high levels, certain international commodity prices have begun to decrease recently. If international commodity prices decrease significantly, the growth of the Argentine economy could be adversely affected and government revenues which became highly dependent on taxes on exports after the 2001-2002 crisis, would decrease. This would have a negative impact on public finances and the Argentine government's ability to service its debt and could either generate recessionary or inflationary pressures depending on the government's reaction. Either of these results would negatively impact our and Banco Galicia's prospects.

A further significant devaluation of the peso would adversely affect the Argentine economy

     Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, it has had far-reaching negative impacts on the Argentine economy and on businesses, and individuals' financial condition. The devaluation of the peso has had a negative impact on the ability of Argentine businesses to honor their foreign debt, has led to very high inflation in 2002, it strongly reduced real wages, had a negative impact on businesses whose activity is dependent on the domestic market demand, such as utilities and the financial industry, and adversely affected the Argentine government's ability to honor its foreign debt obligations.

     A further significant devaluation of the peso would have the same negative impacts on the Argentine government, businesses and financial institutions operating in Argentina and individuals, as explained above, and would have a negative impact on us and on Banco Galicia.

A significant appreciation of the peso could adversely affect Argentina's foreign competitiveness and its economic growth

     During 2003 and 2004, the peso recovered a part of its value versus the dollar. Among other reasons, this appreciation was the result of reduced imports, increasing exports and the lack of local demand for dollars resulting from the Argentine government's default on part of its foreign debt as well as the default by numerous private-sector companies on their payments to foreign creditors. The Argentine Central Bank prevented the peso from appreciating further through the purchase of the foreign exchange market surplus. Such policy did not translate into high inflation due to a strong demand for pesos from the public.

     The emergence of inflationary pressures in early 2005 would prevent the Argentine Central Bank from continuing to intervene in the foreign exchange market. As a result, a significant real appreciation of the peso could take place, due to the need to control inflation. A significant real appreciation of the peso would adversely affect Argentina's competitiveness and exports and reduce the Argentine public sector's revenues by reducing tax collection in real terms, given the strong reliance of the public sector on taxes on exports. The government would have to identify other sources of revenues or reduce spending to close the fiscal gap resulting from decreasing export tax receipts. This would have a negative impact on economic growth. Alternatively, the government could turn to printing money, which would result in high inflation. Tax increases and/or inflation could prompt further recessionary pressures. See "--Inflation may rise from current levels and undermine the economy" herein.

     Therefore, a significant appreciation in the value of the peso could have significant adverse effects on the Argentine economy and on our financial condition and results of operations. We cannot assure you that future policies of the Argentine government will be successful in stabilizing the value of the peso.

The foreign exchange market is subject to controls and the Argentine Central Bank could implement more restrictive measures that could prevent certain financial institutions from honoring their debt with foreign creditors

     On December 3, 2001, most transfers of funds abroad to effect payment of financial indebtedness began to require the prior authorization of the Argentine Central Bank. Foreign exchange controls were tightened at the beginning of the second semester of 2002. The existence of such controls and the prevailing significant surplus in the country's trade balance (which resulted in greater availability of foreign currency) contributed to the appreciation of the peso and to the increased availability of foreign currency. As a result, beginning in November 2002 and throughout 2003 and 2004, the Argentine Central Bank progressively eased most of the restrictions imposed on the foreign exchange market.

     However, certain restrictions still exist that limit access to the foreign exchange market by residents and non-residents and their ability to make transfers of foreign currency abroad. For more information on these restrictions, see Item 4."Information on the Company--Main Regulatory Changes in 2002, 2003, and 2004--Foreign Exchange Market" in the annual report incorporated by reference in this prospectus.

     We cannot assure you that the Argentine Central Bank will continue to ease restrictions on the foreign exchange market or that it will not implement more restrictive rules in the future. If the Argentine Central Bank implements or reinstates more restrictive rules, financial institutions, including the Bank, may face difficulties in making transfers of U.S. dollars abroad for payment of their financial obligations.

Volatility of the regulatory environment could continue to be high and future Argentine governmental policies could affect the economy as a whole as well as financial institutions and Banco Galicia

     The Argentine government has historically exercised significant influence over the economy, and financial institutions in particular have operated in a highly regulated environment for extended periods of time. Since December 2001, the Argentine government has promulgated numerous, far-reaching laws and regulations affecting the economy in general as well as financial institutions in particular. Laws and regulations currently governing the economy or the financial sector may continue to change in the future. We cannot assure you that future changes in the regulatory environment and government policies will not adversely affect financial institutions in Argentina, including Banco Galicia, as well as its business, financial condition or results of operations or its ability to honor its foreign currency-denominated debt obligations. The lack of a clear and stable regulatory environment imposes significant limitations on the operation of the banking system, including Banco Galicia, and creates uncertainties as to our future financial condition and results of operations.

Investing in Argentina entails many other risks

     Investing in Argentina also involves the following risks:

     o civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes;

     o expropriation, nationalization and forced renegotiation or modification of existing contracts;

     o taxation policies, including royalty and tax increases and retroactive tax claims; and

     o changes in laws and policies of the United States affecting foreign trade, taxation and investment.

     Such events would have a negative impact on the operations of companies and financial institutions in Argentina and on the market value of the securities issued by these companies and financial institutions, including us.

Risk Factors Relating to the Argentine Financial System

The recovery of the financial system is dependent upon the ability of financial institutions to regain the confidence of depositors

     The range of measures implemented by the Argentine government in the last quarter of 2001 and during the first half of 2002 undermined the confidence of depositors and investors in the Argentine financial system and in all financial institutions. In addition, the measures taken by the Argentine government to protect the solvency of the banking system generated significant opposition among depositors frustrated by losses incurred on their savings.

     The recovery of the financial system and the Bank depends in part on the ability of Argentine financial institutions to regain the confidence of depositors. Although the financial system as a whole has seen a substantial recovery in deposits (mostly transactional deposits) since 2002, we cannot assure you that this trend will continue or that the deposit base of the Argentine financial system, including the Bank's, will not be affected in the future by adverse economic, social and political events. Such volatility will have a direct impact on the manner in which financial institutions within the financial system, including the Bank, conduct their business and on their ability to operate as financial intermediaries.

Recent Argentine economic policies create uncertainty as to the future profile and activities of the banking system

     Immediately after the 2001 and 2002 crisis, the financial system practically ceased acting as an intermediary between savings and credit. The depth of the crisis and the effect of the crisis on depositors' confidence in the financial system create significant uncertainties as to the likelihood that the financial system will fully recover its ability to act as an intermediary between savings and credit in the short or medium term. Despite the fact that loan origination has resumed in 2004, the period of time necessary for the Argentine financial system's credit activity to return to its pre-crisis levels remains uncertain and so remains the period of time it will be limited to mostly providing a narrow range of commercial banking services.

     Even though deposits in the financial system and with the Bank resumed growth in mid-2002, most of these new deposits are either sight or very short-term time deposits. The increase in deposits, particularly longer term time deposits, would have to persist over time to allow financial institutions to rely on deposits as a source of funding capable of supporting an adequate level of financial intermediation activity. This would require the public to regain confidence in the Argentine financial system. At the same time, it would also require an increase in the demand for credit, which is in turn dependent on the removal of uncertainty regarding Argentina's economic future. We cannot assure you that these trends will materialize (or, if they do, that these developments will occur at the requisite pace) so as to allow financial intermediation activities to resume and attain the volume necessary to improve the income generation capacity of Argentine financial institutions, including the Bank.

     Under these circumstances, for an undetermined period of time, the scale of operations of Argentine-based financial institutions, including the Bank, their business volume, the amount of their assets and liabilities and their income generation capacity, even if growing could remain lower than pre-crisis levels.

Financial institutions' asset quality deteriorated significantly after the 2001-2002 economic crisis, and the current improvement is highly dependent on the overall Argentine economy's performance

     The capacity of Argentine private-sector debtors to repay their loans, already impaired by the deep and persistent recession that began in the second half of 1998, deteriorated significantly in 2001 and in 2002, as a result of the economic crisis and the virtual paralysis in economic activity in late 2001 and early 2002. Many private sector companies ceased operations or filed for some form of bankruptcy or reorganization proceeding. In 2003 and 2004, the private sector recovered and the quality of bank loan portfolios improved significantly. This was a result of high GDP growth and a better overall economic environment together with the restructuring of many private sector companies local or foreign debt. However, in general, this improvement did not fully offset the deterioration caused by the crisis in the asset quality of financial institutions with a significant exposure to Argentine debtors and, also, certain sectors of activity were more favored by the post-crisis relative prices than others. We cannot assure you that the current improvement of the quality of the financial system's private-sector loan portfolio will continue or that the Argentine private sector has fully recovered from the crisis, while full recovery and future performance remains highly tied to that of the country.

     In addition, currently, as a result of the crisis, certain financial institutions' assets, as well as those of the Bank, include a substantial exposure to debt instruments of the Argentine public sector. Argentine public-sector solvency in the long run is uncertain. Although the Argentine government is current on the Bonos del Gobierno Nacional due August 3, 2012, issued by the Republic of Argentina ("Boden 2012") and promissory notes and bonds secured by tax collections known as prestamos garantizados ("secured loans") and Bonos Garantizados ("secured bonds" or "Bogar") respectively, held by banks, including the Bank, we cannot assure you that the Argentine government will be able to service its internal and external debt over the medium and long terms.

     Currently, to a large extent, the value of a large portion of the assets held by certain Argentine banks, as well as those banks' income generation capacity, is dependent on the Argentine public sector's repayment capacity, which is tied, among others on the continuity of economic growth. In addition, the quality of the portfolio with the private sector is also highly dependent on the continuity of economic growth. Among others, Argentine economic growth depends on the Argentine government's ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run. We cannot assure you that economic growth will continue.

An increasing number of judgments against financial institutions, in connection with the "corralon", may result in further deterioration of financial institutions' deposit base and liquidity, including those of the Bank

     As a consequence of measures adopted by the Argentine government in connection with the pesification of deposits originally denominated in dollars and the restructuring of bank deposits, since the beginning of 2002, individuals and legal entities have initiated a significant number of legal actions against financial institutions, including the Bank, on the basis that these measures violated constitutional and other rights. These actions ("amparo claims") resulted in a significant withdrawal of deposits from the financial system and the Bank. Amparo claims have also resulted in significant losses for financial institutions, including the Bank, because financial institutions have had to reimburse restructured deposits (mostly dollar-denominated deposits before pesification) at the market exchange rate rather than at the Ps. 1.4 per U.S. dollar exchange rate (plus the CER adjustment and interest accrued) at which deposits were pesified and booked. These losses have been deferred, but Argentine Central Bank Communique "A" 3916 established that the deferred asset must be amortized. The Argentine government has not provided compensation for these losses and has expressed that it does not intend to do so.

     Although restructured deposits have decreased significantly as depositors have exchanged restructured deposits for government bonds and although the peso has appreciated in the recent months, we cannot assure you that an increasing number of judgments against financial institutions, including the Bank, will not be obtained, leading to additional erosion of the deposit base and imposing a further demand on the liquidity of financial institutions, including the Bank.

New limitations to creditors' rights in Argentina and to the ability to foreclose on certain guarantees and collateral may adversely impact financial institutions

     In 2002, the Argentine government passed various laws and regulations limiting the ability of creditors to foreclose on collateral and to exercise their rights pursuant to guarantees and similar instruments upon the occurrence of a default by a debtor under a financing agreement. Such limitations have restricted Argentine creditors, such as the Bank, from initiating collection actions or lawsuits to recover on defaulted loans. Even if these rules ceased to be applicable, we cannot assure you that the Argentine government will not pass new rules and regulations restricting the ability of creditors to enforce their rights pursuant to debt agreements, guarantees and similar instruments.

Risk Factors Relating to the Bank

For the foreseeable future, the Bank could have limitations on its ability to manage effectively its assets and liabilities so as to minimize risks resulting from mismatches in terms of currencies and yields

     In the course of implementing the asymmetric pesification, the Argentine government modified the yields of the assets and the cost of the liabilities that were pesified. Fixed maximum and minimum interest rates were established for pesified assets and liabilities, respectively. In addition, the principal of those assets and liabilities was tied to either the CER or the CVS, and, in most cases, maturities were extended. The terms and conditions of peso-denominated assets with the public sector and certain peso-denominated deposits were also modified.

     The amendments and modifications of the Bank's assets and liabilities resulting from the Argentine government measures to address the economic crisis have created mismatches between its assets and liabilities in terms of currency and yield. Even though the Bank has been successful in the restructuring of its foreign debt and its debt with the Argentine Central Bank, for the foreseeable future, it will have limitations on its ability to manage effectively its assets and liabilities so as to minimize risks resulting from mismatches in terms of currencies and yields. See Item 5. "Operating and Financial Review and Prospects--Item 5A. Operating Results--Currency Composition of Our Balance Sheet" and Item 4. "Information on the Company--Main Regulatory Changes in 2002, 2003 and 2004" in the annual report incorporated by reference in this prospectus.

A majority of the Bank's assets are concentrated in Argentine public-sector debt instruments making the Bank's future financial condition strongly dependent on the Argentine Government credit quality

     As of December 31, 2004, the Bank's exposure to the Argentine public sector, including the Compensatory and Hedge Bonds (Boden 2012 received or to be received by the Bank in accordance with applicable regulations as compensation for the asymmetric pesification) amounted to Ps. 16,790.6 million, representing 71.6% of its total assets. Consequently, the value of the Bank's assets, its income and cash flow generation capacity and future financial condition are heavily dependent on the Argentine government's ability to comply with its payment obligations. In turn, the ability of the Argentine government to comply with its payment obligations with respect to such public-sector instruments is dependent on, among other things, its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

     In addition, although there is a trading market for the Boden 2012, the Bank may be limited in its ability to dispose of many of its public-sector assets.

Argentine Central Bank rules limiting the amount of a bank's exposure to Argentine public-sector debt to a percentage of its assets as of January 1, 2006, could force the Bank to dispose of certain of such instruments and/or significantly increase its capitalization

     Argentine Central Bank's Communique "A" 3911, dated March 28, 2003, established, among others, that a bank's total exposure to Argentine public-sector debt instruments as of January 1, 2006 must not exceed 40% of its total assets as of such date. Any excess over the established limit requires an additional minimum capital requirement for an amount equal to the excess. The Communique does not specify which assets are included in determining compliance with the rule.

     Certain sections of Communique "A" 3911 and other Argentine Central Bank regulations take into account the effects of the 2001-2002 crisis on banks exposure to public-sector assets and therefore exclude certain of these assets for compliance with different prudential regulatory requirements, in recognition of the fact that most Argentine public-sector assets held by banks are (i) either assets acquired prior to the 2001-2002 crisis which have been restructured or continue to be in payment default; or (ii) assets that have been recorded by financial institutions as compensation for the negative effects of certain government measures taken to mitigate the 2001-2002 crisis.

     Currently, the Bank's exposure to Argentine public-sector assets exceeds the maximum percentage established for a bank's total exposure to such risk as of January 1, 2006, under the general guidance of Communique "A" 3911. Once the Argentine Central Bank sets specific guidelines for determining compliance with the rule, it is possible that the Bank's excess over 40% may be even greater and the Bank could be forced to dispose of certain of its public-sector assets or significantly increase its capitalization, in order to comply with such rule by January 1, 2006.

The Bank has recorded Boden 2012 and its rights to receive or acquire Boden 2012 as assets having a value equal to the face amount of the Boden 2012 received or to be received and acquired, which does not reflect its actual market value

     Although, in accordance with Argentine Central Bank accounting rules, the Bank has recorded the Boden 2012 already received and its right to acquire Boden 2012 in the future as assets having a value equal to 100% of the face value of such Boden 2012, the market value of these assets is significantly lower. The Boden 2012 are unsecured debt obligations of the Argentine government, which has recently restructured a substantial portion of its indebtedness. As of May 20, 2005, the Boden 2012 were not rated and were trading in the secondary market at a price of approximately US$ 87.18 for every US$ 100 of face value.

The Boden 2012 may be subject to subsequent renegotiation

     The Argentine government completed the offer to restructure most of its foreign debt on February 25, 2005 with a 76% participation rate from creditors. We cannot assure you that its financial resources will be sufficient to fulfill its payment obligations associated with the new debt to be issued as a consequence of such foreign debt restructuring as well as with current outstanding Argentine government debt, especially in the absence of an agreement with the IMF that contemplates the refinancing of Argentina's debt with such institution. Therefore, we cannot assure you that such a situation will not ultimately result in a requirement or decision by the Argentine government to restructure the Boden 2012 on terms less favorable than those currently in place.

The value at which the Bank has recorded Discount Bonds in pesos, which it elected to receive in exchange of its holdings of Argentine Republic External Notes, does not reflect the reduction in principal established by the terms and conditions of the Argentine Government's exchange offer

     The Argentine Republic External Notes (the "External Notes") were eligible for the debt exchange carried out by the Argentine Government to restructure its defaulted foreign debt, which closed on February 25, 2005. As of December 31, 2004, and as a consequence of the Bank's decision in January 2005, to tender its holdings of External Notes (US$ 280.5 million of face value), the External Notes were recorded, in accordance with Argentine Central Bank's valuation rules, for Ps. 749.7 million. The Bank opted to exchange its External Notes for Peso-Denominated Discount Bonds and GDP-Linked Units in an offer not subject to proration. As part of the terms of this exchange option, we will receive new debt instruments for a principal amount equal to 33.7% of the eligible debt. The settlement of the exchange offer has been postponed due to an attachment by a New York court on the old debt tendered by participant creditors at the request of non-participating creditors. A New York appeals court overruled the attachment on May 13, 2005 and remanded to the lower court, which removed the last pending legal obstacle to completion of the deal. The settlement process commenced on May 24, 2005, the completion of which is pending.

     In order to reduce the impact on bank balance sheets of participating in the exchange offer, the Argentine Central Bank, through Communique "A" 4270, allowed the aforementioned Peso-denominated Discount Bonds and the GDP-Linked Units to be recorded at the lowest of : (i) the carrying value in accordance with the prevailing valuation rules; and (ii) the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities. This valuation will be reduced in the amount of the perceived service payments and accrued interest will not be recognized.

     After the close of fiscal year 2004, in accordance with Communique "A" 4270, the Peso-denominated Discount Bonds and the GDP-Linked Units to be received by the Bank when and if the exchange is settled, have been recorded by the Bank at their carrying value, substantially the same as of December 31, 2004, which valuation does not reflect the abovementioned 66.3% debt reduction. The new bonds have not yet been issued and a formal secondary market for these securities does not currently exist. Trading of the new securities has not been allowed in the local market since March 2005, but certain trading took place before that date and in foreign markets, at prices between 90% and 95% of face value.

The lack of compensation to financial institutions for certain losses generated by the Argentine government's economic policy has been and will continue to be detrimental to their financial condition, including that of the Bank

     Certain measures taken by the Argentine government to address the economic crisis in 2002 resulted in significant losses to the financial system. In response, the Argentine authorities allowed financial institutions to seek compensation from the government for some but not all of those losses. To date, the Argentine government has not recognized claims brought by financial institutions for losses resulting from amparo claims and has enacted regulations under Law N(degree)25,796, which provide compensation for the negative effects on financial institutions' financial condition arising from the asymmetric indexation which, in the Bank's opinion, are contrary to such law's provisions.

     With respect to the differences generated by the payments by the Bank pursuant to amparo claims, as of December 31, 2004, the Bank had recorded an intangible asset amounting to Ps. 451.4 million, net of the amortization mandated by the Argentine Central Bank, on account of its right to receive compensation for having had to make payments pursuant to judicial orders relating to the amparo claims for amounts higher than those provided for by the pesification decrees. The Argentine government has not provided compensation for these losses and has expressed that it does not intend to do so. The accumulated amortization of the difference for amparo claims in 2004 and 2003 totaled Ps.
198.9 million.

     In respect of the compensation for the asymmetric indexation, based on the provisions of Law N(degree) 25,769, as of December 31, 2003, the Bank had recorded Ps. 102.7 million under "Other Receivables Resulting from Financial Intermediation" on account of its right to receive compensation from the Argentine government. Given that (i) the Argentine government enacted regulations under Law N(degree)25,796 which, in the Bank's opinion, are contrary to such law's provisions; (ii) no resolution was taken regarding the Bank reiteration in May 2004 of its claim for compensation made on December 30, 2003; and (iii) the Bank did not participate in the compensation system as established by the Argentine government, this asset was written off in 2004.

     See Item 4. "Information on the Company--Main Regulatory Changes in 2002, 2003 and 2004--Compensation to Financial Institutions--For the Asymmetric Indexation and for Differences Related to Amparo Claims" and Item 4. "Information on the Company--Argentine Banking System and Regulation--Argentine Banking Regulation--Treatment of Losses in Connection with Amparo Claims" in the annual report incorporated by reference in this prospectus.

     We cannot assure you that the Argentine government will provide compensation to financial institutions, such as the Bank, for any such losses. The failure of the Argentine government to compensate for these losses has had and will continue to have a negative effect on our financial condition.

The covenants under the Bank's new debt agreements restrict its ability to take some actions

     The new loan agreements and indenture entered into by the Bank as part of its foreign debt restructuring, include a number of covenants that, among other things, will restrict the Bank's ability to:

     o pay dividends on stock or purchase its stock or the stock of its subsidiaries;

     o    make certain types of investments;

     o use the proceeds of the sale of certain assets or the issuance of debt or equity securities;

     o    engage in certain transactions with affiliates; and

     o    engage in non-financial business activities.

     Some of these agreements also require the Bank to maintain specified financial ratios. A breach of any of these covenants or the Bank's inability to maintain the required ratios could result in a default in respect of the related indebtedness. In the event of a default, the relevant lenders could elect, among other options, to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable.

Failure by Galicia Uruguay to repay deposits restructured in 2002 in accordance with their terms could adversely affect the confidence of our depositors

     Since January 2003, Banco Galicia Uruguay S.A., or Galicia Uruguay (a wholly-owned subsidiary of the Bank) has paid all of the installments contemplated in the deposit restructuring agreement reached with its creditors in December 2002, and in September 2003 and March 2004, Galicia Uruguay completed two offers to exchange restructured deposits for cash, new negotiable obligations it issued and Boden 2012. As a result, the amount of Galicia Uruguay's consolidated indebtedness to its depositors had declined as of December 31, 2004, by approximately 60% of the original restructured amount.

     A third exchange, that is currently in progress, of restructured deposits (including those restructured as negotiable obligations) for cash and Boden 2012 has been offered by Galicia Uruguay to its depositors. The transfer of these Boden 2012 held by the Bank in Argentina to Galicia Uruguay to settle the exchange is subject to the prior approval of the Argentine Central Bank.

     The failure by Galicia Uruguay to honor its remaining restructured liabilities on a timely basis would likely have a significant negative impact on the Bank's operations in Argentina, with a loss of reputation, customers and deposits, given that the two banks share their customer base to a certain extent. In such an event, our financial condition and results of operations would likely be materially and adversely affected.

The Bank's future business activities may be substantially different than those undertaken by the Bank historically

     As a result of the political and economic crisis in Argentina that began in late 2001 and the significant adverse effects that such crisis had on the Bank and other financial institutions operating in Argentina, we cannot assure you that the Bank will be able to undertake the same type of business activities in the future or maintain the same level of market activity that it enjoyed in periods prior to December 2001. Therefore, the Bank's future business activities, as well as the levels of those business activities, and the Bank's market share may differ substantially from its business and levels at December 31, 2001, or in pre-crisis periods.

It may be difficult for the Bank to fully overcome all of the residual negative effects of the 2001-2002 crisis

     The current economic situation in Argentina makes it difficult to predict whether the Bank will be able to increase fee income and loan origination to the private sector so as to generate sufficient increased financial revenue and income from services in order for operating results to more than offset its losses from the valuation of public sector assets in accordance with Argentine Central Bank rules and the amortization of amparo claims. Demand for fee-related products and services as well as for credit is increasing in Argentina, together with the improved situation of the economy and the Argentine private sector, but the economy as a whole and the relevant markets have not stabilized enough to be certain that demand will continue to grow or will grow at the necessary pace. Therefore, we cannot assure you that the Bank will in fact be able to increase its operating results in the required amount or at the required pace or that continuing or new events in Argentina will not adversely affect the Argentine economy so as to call into question the Bank's ability to continue to improve its financial conditions and results of operations.

                                 Use of Proceeds

     We will not receive any proceeds from the sale by any selling shareholder of the class B shares.

                    Price Range of Common Stock and Dividends

Market Information

     Our class B shares are listed on the Buenos Aires Stock Exchange and the Cordoba Stock Exchange under the symbol "GGAL." Our ADSs, each representing ten class B shares, are listed on the Nasdaq SmallCap Market, under the symbol "GGAL." Our ADSs have been listed on Nasdaq SmallCap Market since August 2002. Prior to listing on the Nasdaq SmallCap Market , our ADSs were listed on the Nasdaq National Market since July 24, 2000.

     The following tables present for the periods indicated the high and low prices and the average trading volume of our class B shares on the Buenos Aires Stock Exchange as reported by the Buenos Aires Stock Exchange and the high and low prices and the average trading volume of our ADSs on Nasdaq as reported by the Nasdaq National Market and the Nasdaq SmallCap market. There has been low trading volume of our class B shares on the Cordoba Stock Exchange. The following prices have not been adjusted for any stock dividends and/or stock splits.

Grupo Galicia - Class B Shares - Buenos Aires Stock Exchange (in Pesos)
-----------------------------------------------------------------------


                                                                                                      Average daily
                                                                                                   volume in thousands
Calendar Year                                                            High           Low         of class B shares
         2000 (from July 24)....................................      Ps.  1.78    Ps.  1.15             940.6
                      2001 (1)..................................           2.19         0.40           2,908.7
                      2002......................................           0.74         0.12           3,358.0
                      2003......................................           2.02         0.69           4,175.3
                      2004 (2)..................................           2.61         1.42           5,571.5

Two Most Recent Fiscal Years

                      2003
                             First Quarter......................           0.84         0.69           3,003.0
                             Second Quarter.....................           1.36         0.76           4,310.7
                             Third Quarter......................           1.49         1.10           4,634.3
                             Fourth Quarter.....................           2.02         1.45           4,740.7

                      2004
                             First Quarter......................           2.61         1.96           5,199.9
                             Second Quarter(2)..................           2.39         1.42           5,887.6
                             Third Quarter......................           1.96         1.42           4,667.6
                             Fourth Quarter.....................           2.57         1.94           6,534.0

                      2005
                             First Quarter......................           2.81         2.13           6,232.6
                             Second Quarter (through May 20)....           2.40         2.06           6,107.1

Most Recent Six Months

November   2004.................................................           2.55         2.03           6,199.2
December 2004...................................................           2.57         2.12           5,536.4
January 2005....................................................           2.55         2.35           3,927.8
February 2005...................................................           2.77         2.49           6,881.5
March 2005 .....................................................           2.81         2.13           7,842.8
April 2005 .....................................................           2.31         2.06           6,178.4
May 2005 (through May 20).......................................           2.40         2.17           6,007.2

--------------------
(1) On March 23, 2001, our class B shares began trading ex-dividend. The value of each class B share was reduced by the amount of the stock dividend of Ps. 0.0296 per class B share.
(2) On April 28, 2004, our class B shares began trading ex-coupon; the coupon related to the right to subscribe for the preferred shares as part of the preemptive rights offering. The value of each class B share was reduced by the value of the coupon of Ps. 0.101 per class B share.

Grupo Galicia - ADSs - Nasdaq National Market / Nasdaq SmallCap Market (in US$)
-------------------------------------------------------------------------------

                                                                                                   Average daily
                                                                                                volume in thousands
Calendar Year                                                             High        Low             of ADSs
         2000 (from July 24).......................................    US$17.69   US$11.88             192.7
                  2001(1)..........................................       22.00       3.13             672.9
                    2002...........................................        3.45       0.22             242.8
                    2003...........................................        6.73       2.05             238.1
                    2004...........................................        8.85       4.65             324.2

Two Most Recent Fiscal Years

                    2003
                         First Quarter.............................        2.90       2.05             110.3
                         Second Quarter............................        4.90       2.51             339.4
                         Third Quarter.............................        5.08       3.84             231.4
                         Fourth Quarter............................        6.73       5.00             266.7

                    2004
                         First Quarter.............................        8.85       6.81             294.6
                         Second Quarter............................        8.51       4.83             303.6
                         Third Quarter.............................        6.59       4.65             273.6
                         Fourth Quarter............................        8.78       6.52             423.5

                    2005
                         First Quarter.............................        9.62       7.28             518.5
                         Second Quarter (through May 20)...........        8.29       6.99             311.4

Most Recent Six Months

November 2004......................................................        8.68       7.00             435.7
December 2004......................................................        8.78       7.00             225.5
January 2005.......................................................        8.73       7.96             221.6
February 2005......................................................        9.49       8.49             598.3
March 2005.........................................................        9.62       7.28             719.5
April 2005.........................................................        7.95       6.99             258.2
May 2005 (through May 20)..........................................        8.29       7.45             385.8

--------------------
(1) On March 27, 2001, our ADSs began trading ex-dividend. The value of each ADS was reduced by the amount of the stock dividend of US$0.2835 per ADS.

Dividend Policy and Dividends

Dividend Policy

     We may only declare and pay dividends out of our retained earnings representing the profit realized on our operations and investments. The Argentine Corporations' Law and our bylaws state that no profits may be distributed until prior losses are covered. Dividends paid on our class A shares and class B shares will equal one another on a per share basis.

     As required by the Argentine Corporations' Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. The payment of cash dividends will not be affected by the legal reserve as long as such reserve is covered by our subsidiaries' retained earnings. Dividends may not be paid if the legal reserve has been impaired until it reaches the required level. The legal reserve is not available for distribution to shareholders.

     As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to the Argentine crisis described in the annual report incorporated by reference in this prospectus and the impact on our subsidiaries, as well as the dividend restrictions contained in Banco Galicia's loan agreements as described below, our ability to distribute cash dividends to our shareholders has been materially and adversely affected.

     Our ability to pay dividends to our shareholders in the future will principally depend on (i) our net income (on a consolidated basis), (ii) availability of cash and (iii) applicable legal requirements. Holders of our ADSs will be entitled to receive any dividends payable in respect of our underlying class B shares. We will pay cash dividends to the ADS depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including dollars. The ADS deposit agreement provides that the depositary will convert cash dividends received by the ADS depositary in pesos to dollars and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders (in connection with personal asset taxes or otherwise)), will make payment to holders of our ADSs in dollars.

     Under the loan agreements entered into by Banco Galicia in connection with its foreign debt restructuring, Banco Galicia may only pay dividends on its capital stock if there is no event of default under the loan agreements and only after the aggregate principal amount of the long term instruments and medium term instruments (together, the "senior debt") issued in its foreign debt restructuring is equal to or less than 50% of the originally issued senior debt. If Banco Galicia is able to pay dividends, it is required to repay US$2 of the long term instruments issued in its foreign debt restructuring for each US$1 of dividends paid on its capital stock.

     In light of the restrictions on Banco Galicia's ability to make distributions, our current policy is to retain earnings and cash flows to pay for our operating expenses and to support the growth of our business.

Dividends

     We did not pay any dividends in fiscal years 2002, 2003 and 2004 since Banco Galicia did not post any income that could be distributed and since the Bank is prohibited from paying any cash dividends or making any capital contributions to its affiliates or subsidiaries for so long as the Argentine Central Bank's financial assistance is outstanding. Furthermore, Argentine Central Bank Communique "A" 3785 further restricted the distribution of cash dividends by establishing that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank's bylaws.

     In addition, the cash and deposits we maintained on deposit at Galicia Uruguay that may have otherwise been available for distribution or to pay our operating expenses, were restructured and converted into (i) subordinated negotiable obligations for US$ 43 million, (ii) negotiable obligations for US$
2.5 million and (iii) a savings account available on demand for US$ 1.4 million. In September 2003, Grupo Galicia exchanged US$ 1.26 million of the US$ 2.5 million of negotiable obligations for Boden 2012 under an exchange offer made by Galicia Uruguay. In March 2004, Grupo Galicia exchanged US$ 1.24 million of negotiable obligations for Boden 2012 under another exchange offer made by Galicia Uruguay. As of the date of this prospectus, the only credit we have against Galicia Uruguay is the US$ 43 million subordinated negotiable obligations.

     Net loss per share and per ADS was Ps. 0.093 and Ps. 0.930, respectively, for the year ending December 31, 2004. Each ADS represents 10 common shares.

     The last cash dividend Grupo Galicia has received from Banco Galicia was in October 2001 for Ps. 116.4 million.

                            Description of Our ADSs

General

     ADRs are certificates that evidence our ADSs, just as a stock certificate evidences a holding of shares. Each of our ADSs represents ownership interests in ten class B shares (or the right to receive class B shares), which we have deposited with Banco de Galicia y Buenos Aires S.A., as custodian in Argentina (the "custodian"). Each of our ADSs also represents securities, cash or other property deposited with The Bank of New York. The Bank of New York's office is located at 101 Barclay Street, New York, NY 10286. Its principal executive office is located at One Wall Street, NY, NY 10286. The summary below provides a description of our ADSs and the deposit agreement that we have entered into with The Bank of New York, which acts as the depositary for the ADSs (as described below). This summary is applicable to persons who elect to deposit their class B shares with the depositary in exchange for our ADSs. See "--Deposit, Withdrawal and Cancellation" below for a summary of the procedures for depositing class B shares with The Bank of New York in exchange for our ADSs. For a description of our bylaws and our capital stock, including the class B shares, see Item 10. "Additional Information--Description of Our Bylaws" in the annual report incorporated by reference in this prospectus.

     You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder and, accordingly, The Bank of New York will deliver your ADSs represented by ADRs to you. This description assumes you hold your ADSs directly. If you hold ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     Because The Bank of New York actually holds the class B shares, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in a deposit agreement among Grupo Galicia, The Bank of New York and ADS holders. The deposit agreement and the ADSs are generally governed by New York law.

     The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR, both of which are exhibits to the registration statement to which this prospectus is a part.

Share Dividends and Other Distributions

     The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on class B shares or other deposited securities after deducting its fees and expenses. You will receive distributions in proportion to the number of class B shares your ADSs represent.

Cash

     The Bank of New York will convert any cash dividend or other cash distribution we pay on the class B shares into U.S. dollars if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Argentine government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the dividend or distribution in pesos only to those ADS holders to whom it is possible to do so. The Bank of New York will hold the pesos it cannot convert for the account of the ADS holders who have not yet been paid. It will not invest the pesos and it will not be liable for any interest.

     Before a distribution is made, any withholding taxes that must be paid under Argentine law will be deducted. See "Item 10--Additional Information--Taxation" in the annual report incorporated by reference into this prospectus. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when The Bank of New York cannot convert the peso, you may lose some or all of the value of the distribution.

Shares

     The Bank of New York may, after consultation with us, distribute new ADSs representing any shares we may distribute as a dividend or free distribution, if we promptly provide it with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it distributes cash. If The Bank of New York does not distribute additional ADSs, each ADS will also represent the new shares.

Rights to Receive Additional Shares

     If we offer holders of our class B shares any rights to subscribe for additional shares or any other rights, The Bank of New York may, after consultation with us, make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is legal and practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds in the same way as it distributes cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

     If The Bank of New York makes rights available to you, it will exercise the rights, upon instruction from you, and purchase shares on your behalf. The Bank of New York will then deposit those shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights and the deposit agreement require you to pay.

     U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued upon exercise of rights. For example, you may not be able to trade our ADRs freely in the United States. In such a case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement which will contain the same conditions as the deposit agreement, except for changes needed to put the restrictions in place.

Other Distributions

     The Bank of New York will send you anything else we distribute on the deposited securities by any means it thinks are legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may either decide to sell what we distributed and distribute the proceeds in the same way as it distributes cash, or it may decide to hold what we distributed in which case ADSs will also represent the newly distributed property.

     The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register under the Securities Act our ADSs, shares, rights or other securities that may be distributed to holders of class B shares and ADSs. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive distributions that we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

     The Bank of New York will deliver ADSs if you or your broker deposits shares or evidence of rights to receive class B shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its office to the persons you request.

     You may turn in your ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver:

          o the underlying class B shares to an account designated by you, and

          o any other deposited securities underlying the ADSs at the office of the custodian.

As an alternative, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

Voting Rights

     In order to vote class B shares underlying ADSs, you must either withdraw the shares from our ADR facility or ask the depositary to vote the shares according to your instructions. We cannot assure you that you will receive notice of a shareholders' meeting in sufficient time to instruct the depositary or to withdraw your shares. If you do not vote directly or instruct the depositary, the depositary will give a proxy to vote your class B shares to a person designated by us.

     If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

          o    describe the matters to be voted on, and

          o explain how you, on a specified date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADSs as you direct.

     For instructions to be valid, The Bank of New York must receive them on or before the date specified. If you give valid instructions, The Bank of New York will try, as far as is practical and in conformity with Argentine law and the provisions of our bylaws, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

     We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

ADS holders must pay:                                        For:

o    $5.00 (or less) per 100 ADSs       o    Each issuance of an ADS, including
                                             as a result of a distribution of
                                             shares or rights or other property.

                                        o    Each cancellation of an ADS,
                                             including upon termination of the
                                             deposit agreement.

o    $0.02 (or less) per ADS            o    Any cash payment.

o    Registration or transfer fees      o    Transfer and registration of shares
                                             on the share register of the
                                             foreign registrar from your name to
                                             the name of The Bank of New York or
                                             its agent when you deposit or
                                             withdraw shares.

o    Expenses of The Bank of New York   o    Conversion of pesos to U.S.
                                             dollars.

                                        o    Certain cable, telex and facsimile
                                             transmission expenses as provided
                                             in the deposit agreement.

o    Taxes and other governmental       o    As necessary.
     charges The Bank of New York
     or the custodian have to pay
     on any ADS or share underlying
     an ADS (e.g., stock transfer
     taxes, stamp duty or withholding
     taxes)

Payment of Taxes

     You will be responsible for any taxes or other governmental charges payable on your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities until such taxes are paid. The Bank of New York may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

          o    change the nominal or par value of our deposited securities;

          o reclassify, split up or consolidate any of the deposited securities; or

          o recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action; then the cash, shares or other securities received by The Bank of New York will become deposited securities. In addition, the Bank of New York may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

     We may agree with The Bank of New York to amend the deposit agreement and the form of the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of The Bank of New York, or prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

     The Bank of New York will terminate the deposit agreement if we ask it to do so, upon 30 days' notice thereof. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign, upon 30 days' notice thereof, and we have not appointed a new depositary bank within 90 days after notice has been given to us and the ADS holders. In cases described in the immediately preceding sentence, The Bank of New York must notify you at least 90 days before termination. In cases where we have requested termination of the deposit agreement, The Bank of New York must notify you at least 30 days prior to termination.

     After termination, The Bank of New York and its agents will be required under the deposit agreement to do only the following: collect and deliver any distributions on the deposited securities and other shares upon cancellation of ADSs. At any time after the expiration of one year after termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, the Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the money and other property and with respect to indemnification. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitation on Obligations and Liability to ADS Holders

     The deposit agreement expressly limits our obligations and the obligations of The Bank of New York. This limits our liability and the liability of The Bank of New York. We and The Bank of New York:

          o are only obligated to take the actions specifically described in the deposit agreement without negligence or bad faith,

          o are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement,

          o are not liable if either exercises discretion permitted under the deposit agreement,

          o have no obligations to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party, and

          o may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

     In the deposit agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

     Before it will issue or register the transfer of an ADS, make a distribution on an ADS or permit the withdrawal of class B shares, The Bank of New York may require:

          o payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities,

          o production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

          o compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The Bank of New York may refuse to deliver, transfer or register transfers of ADSs generally when its transfer books or our transfer books are closed or at any other time that it or we think it advisable to do so.

     You have the right to cancel your ADSs and withdraw the underlying class B shares at any time except:

          o when temporary delays arise because The Bank of New York has closed its books or we have closed our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends on the shares,

          o when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges, or

          o when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

     This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

     In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may issue ADRs before deposit of the underlying class B shares. This is called a pre-release of the ADRs. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs even if the ADRs are canceled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

          o before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer beneficially owns the shares or ADRs to be deposited,

          o the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate, and

          o The Bank of New York must be able to close out the pre-release on not more than five business days' notice.

     In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release although The Bank of New York may disregard the limit from time to time to time.

                              Selling Shareholders

     We originally issued the class B shares in transactions exempt from the registration requirements of the Securities Act. Selling shareholders may from time to time offer and sell the class B shares pursuant to this prospectus. When we refer to the "selling shareholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling shareholders' interests.

     The following table contains information as of the date of this prospectus, with respect to the selling shareholders and the class B shares beneficially owned by each selling shareholder that may be offered using this prospectus. We have prepared this table based on the information supplied to us by the selling shareholders named in the table.

     The selling shareholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their class B shares since the date on which the information in the table is presented. Information about the selling shareholders may change over time. Any changed information will be set forth in prospectus supplements.

     Because the selling shareholders may offer all or some of their class B shares from time to time, we cannot estimate the amount of the class B shares that will be held by the selling shareholders upon the termination of any particular offering. See "Plan of Distribution."

     Unless set forth below, to our knowledge, none of the selling shareholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess 1.0% of our outstanding class B shares.

                                                                            Number of
                                                                             Class B
                                                  Class B Shares Owned     Shares Being    Class B Shares Owned After
   Name of Selling Shareholder (1)                  Prior to Offering         Offered               Sale (2)
   -------------------------------                --------------------     -- ---------    --------------------------

                                                    Number     Percentage                    Number        Percentage
                                                    ------     ----------                    ------        ----------
Alternative Investments Institutional L.P.         32,429          *          32,429            0              0

Alternative Investments L.P.                       32,429          *          32,429            0              0

Banca del Gottardo - Lugano                        12,433          *          12,433            0              0

Deltec Asset Management LLC (3)                    16,216          *          16,216            0              0

Deltec Latin American Partners L.P. (4)           135,113          *          135,113           0              0

Deltec Recovery Fund L.P. (5)                     151,325          *          151,325           0              0

Deme Master Fund, Ltd.                             37,833          *          37,833            0              0

Frederick Clark Trust dtd 6/6/1944                 54,046          *          54,046            0              0

Greenstone Financial                               64,858          *          64,858            0              0

L and S Milken Foundation                          27,028          *          27,028            0              0

The Milken Family Foundation                      252,932          *         252,932            0              0

M.W. Global Partners L.P.                          81,070          *          81,070            0              0

RNM Insurance Company                              32,429          *          32,429            0              0

Root Capital Partners L.P.                         16,216          *          16,216            0              0

Sangwoo Ahn                                        27,028          *          27,028            0              0

SanPaolo IMI S.p.A.                               270,214          *          270,214           0              0

Torrey Emerging Markets Offshore Fund Ltd.         6,489           *           6,489            0              0

The Torrey Global Income Fund L.P.                 37,836          *          37,836            0              0

                    Total                        1,287,924         *         1,287,924          0              0

* Less than 1%.

(1) No unnamed holder may use this prospectus to offer or sell class B shares until such unnamed holder is identified as a selling securityholder in an amendment to the registration statement of which this prospectus is a part.
(2) We do not know when or in what amounts a selling securityholder may offer the class B shares for sale. The selling securityholders might not sell any or all of the class B shares offered by this prospectus. Because the selling securityholders may offer all or some of the class B shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the class B shares, we cannot estimate the number of class B shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the class B shares covered by this prospectus will be held by the selling securityholder.
(3) Deltec Asset Management LLC is a registered-broker dealer and may be deemed to be an underwriter. The class B shares were acquired in the ordinary course of the selling shareholder's investment business and not for the purpose of distribution.
(4) Deltec Latin American Partners L.P. is an affiliate of Deltec Asset Management LLC, as registered broker, and may be deemed to be an underwriter. The class B shares were acquired in the ordinary course of the selling shareholder's investment business and not for the purpose of distribution.
(5) Deltec Recovery Fund L.P. is an affiliate of Deltec Asset Management LLC, as registered broker, and may be deemed to be an underwriter. The class B shares were acquired in the ordinary course of the selling shareholder's investment business and not for the purpose of distribution.

                              Plan of Distribution

     We will not receive any of the proceeds of the sale of the class B shares offered by this prospectus. The class B shares may be sold from time to time to purchasers:

          o    directly by the selling shareholders; or

          o through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the class B shares (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     If the class B shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The class B shares may be sold in one or more transactions at:

          o    fixed prices;

          o    prevailing market prices at the time of sale;

          o    varying prices determined at the time of sale; or

          o    negotiated prices.

     These sales may be effected in transactions:

          o on any national securities exchange or quotation service on which the class B shares may be listed or quoted at the time of the sale, including the Nasdaq SmallCap Market;

          o    in the over-the-counter market;

          o in transactions otherwise than on such an exchange or service or in the over-the-counter market;

          o through the writing of put or call options relating to the class B shares;

          o through the distribution by a selling shareholder to its partners, members or shareholders; or

          o    through a combination of such methods, if applicable.

     The transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of class B shares, the selling shareholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of class B shares in the course of hedging their positions. The selling shareholders may also sell the class B shares short and deliver class B shares to close out short positions, or loan or pledge class B shares to broker-dealers that in turn may sell the class B shares. The selling shareholders also may effect sales of class B shares by selling directly to broker-dealers, which may act as agents or principals.

     To our knowledge, there are currently no plans, arrangements or undertakings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the class B shares by the selling shareholders. However, we cannot assure you that any selling shareholder will not transfer, devise or gift the class B shares by other means not described in this prospectus.

     Under the registration rights agreement filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, which is incorporated in this prospectus by reference, we and the selling shareholders will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the class B shares to the public other than commissions, fees and discounts of underwriters, brokers and agents.

     The selling shareholders and any broker-dealers or agents who participate in the distribution of the class B shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the class B shares by selling shareholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling shareholders were to be deemed underwriters, the selling shareholders may be subject to statutory liability, including, but not limited to, that specified in Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Because the selling shareholders may be deemed to be "underwriters," they may be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed that will disclose:

          o the name of the selling shareholders and any participating underwriters, broker-dealers or agents;

          o    the aggregate amount and type of securities being offered;

          o the price at which the securities were sold and other material terms of the offering;

          o any discounts commissions, concessions or other items constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

          o that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

     We cannot assure you that any selling shareholder will sell any or all of the class B shares pursuant to this prospectus. In addition, any class B shares covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling shareholders and any other person participating in such distribution will be subject to the Exchange Act. The rules under that Act include, without limitation, Regulation M, which may limit the timing of purchases and sale of any of the class B shares by the selling shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the class B shares to engage in market-making activities with respect to the particular class B shares being distributed for a period of up to five business days prior to the commencement of that distribution. This may affect the marketability of the class B shares.

                           Validity of the Securities

     Certain legal matters with respect to the class B shares will be passed upon for us by our legal counsel, Rafael Mariano Manovil, of M&M Bomchil, Buenos Aires, Argentina, with respect to matters of Argentine law.

                                    Experts

     The consolidated financial statements of Grupo Galicia as of December 31, 2004 and for the three years then ended incorporated in this prospectus by reference to the annual report on the Form 20-F for the year ended December 31, 2004 have been so incorporated in reliance on the report (which includes an explanatory paragraph as stated below) of Price Waterhouse & Co. S.R.L., independent registered accounting firm, given on the authority of said firm as experts in auditing and accounting. Price Waterhouse & Co. S.R.L. is a member of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, Argentina. The Price Waterhouse & Co. S.R.L. report referred to above contains the following explanatory paragraph: "The quality of the Grupo Financiero Galicia S.A. financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina and to the Argentine Government's ability to perform on its obligations to Banco de Galicia y Buenos Aires S.A., which is the Group's main subsidiary, and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations."

                                 Enforceability

You may not be able to:

          o    effect service of process on us or our directors and officers, or

          o    enforce judgments of courts outside of Argentina,

based on our civil liabilities or those of our officers or directors under the laws of jurisdictions other than Argentina, including any judgments based on civil liabilities under the federal securities laws of the United States. This may occur because:

          o Grupo Galicia is a sociedad anonima organized under the laws of Argentina,

          o all of our directors, members of our supervisory committee and officers reside principally in Argentina, and

          o substantially all of our assets and the assets of its officers and directors are located in Argentina.

                            Grupo Financiero Galicia

                            1,327,496 Class B Shares

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.   Indemnification of Directors and Officers

     On July 3, 2002, the Board of Directors of the registrant resolved that the registrant will indemnify and hold harmless each director of the registrant and each director of Banco de Galicia y Buenos Aires S.A. who served in such capacity prior to July 3, 2002 against liabilities, of whatever nature, resulting from acts or omissions while serving in their function as director of said companies.

Item 9.  Exhibits

Exhibit No.                            Description
-----------                            -----------
4.1        English language translation of the Articles of Incorporation/By-laws. (1)

4.2        Registration Rights Agreement, dated as of May 18, 2004, of the registrant, for the benefit of the holders of the preferred shares. (2)

4.3        Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American depositary receipt. (3)

5.1        Opinion of Rafael Mariano Manovil of M&M Bomchil, special counsel to the registrant, as to the validity of the class B shares. (4)

23.1       Consent of Rafael Mariano Manovil of M&M Bomchil (included in Exhibit 5.1). (4)

23.2       Consent of Price Waterhouse & Co. S.R.L.

24.1       Power of Attorney (included on signature page). (4)

(1) Incorporated by reference from the registrant's annual report on Form 20-F for the year ended December 31, 2004.
(2) Incorporated by reference from the registrant's annual report on Form 20-F for the year ended December 31, 2003.
(3)  Incorporated by reference from Registration Statement on Form F-4
     (333-11960).
(4)  Previously filed.

Item 10.  Undertakings

     a.   The undersigned registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               i. To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended (the "Securities Act");

               ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                    provided, however, that paragraphs (a) (1) (i) and (a) (1)
                    (ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
                    Section 13 or Section 15(d) of the Exchange Act or 1934, as amended (the "Exchange Act") that are incorporated by reference in the registration statement.

          2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

     b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
          Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     c. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, in the Republic of Argentina, on May 26, 2005.

                                            GRUPO FINANCIERO GALICIA S.A.

                                            By: /S/ Pedro Richards
                                                -------------------------------
                                                Name:    Pedro Richards
                                                Title:   Chief Financial Officer





Signature                                  Title
---------                                  -----

*                                          Principal Executive Officer, Chairman
---------------------------------          of the Board and Chief Executive
Antonio Garces                             Officer

/s/ Pedro Richards
---------------------------------
Pedro Richards                             Chief Financial Officer

*

---------------------------------
Jose Luis Gentile                          Principal Accounting Officer

*

---------------------------------
Federico Braun                             Vice Chairman and Director

*

---------------------------------
Abel Ayerza                                Director

*

---------------------------------
Eduardo J. Zimmermann                      Director

*

---------------------------------
Silvestre Vila Moret                       Director

*

---------------------------------
Marcelo L.S. Tonini                        Director

*
---------------------------------
Gloria Moreno                              Authorized Representative in the
                                           United States


         * By: /s/ Pedro Richards
               --------------------------
               Name: Pedro Richards
               Title: Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit No.                            Description
----------                             -----------
4.1     English language translation of the Articles of Incorporation/By-laws.(1)

4.2     Registration Rights Agreement, dated as of May 18, 2004, of the registrant, for the benefit of the holders of the preferred shares.(2)

4.3     Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American depositary receipt.(3)

5.1     Opinion of Rafael Mariano Manovil of M&M Bomchil, special counsel to the registrant, as to the validity of the class B shares.(4)

23.1    Consent of Rafael Mariano Manovil of M&M Bomchil (included in Exhibit 5.1).(4)

23.2    Consent of Price Waterhouse & Co. S.R.L.

24.1    Power of Attorney (included on signature page).(4)

(1) Incorporated by reference from the registrant's annual report on Form 20-F for the year ended December 31, 2004.
(2) Incorporated by reference from the registrant's annual report on Form 20-F for the year ended December 31, 2003.
(3)  Incorporated by reference from Registration Statement on Form F-4
     (333-11960).
(4)  Previously filed.